UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 16, 2024

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Blvd. Suite 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Securred Note Payable – Servbank

As disclosed in the 1st stREIT Office Inc. (the “Company”) Supplement No. 4 dated September 29, 2023 to the Offering Circular dated October 19, 2022 filed with the Securities and Exchange Commission (the “SEC”), upon acquiring the Midtown III property, through 1SO Midtown III LLC (“Midtown III LLC”), a wholly-owned subsidiary of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), the Company began exploring financing options with third party lenders. On October 16, 2024, Midtown III LLC obtained a $10,000,000 secured promissory note (“Servbank Note Payable”) from Servbank, SB. The Servbank Note Payable is secured by a mortgage on the Midtown III property, assignment of leases, rents and fixtures, security agreement, pledge of monies and conditions to grants and bears interest at 5.550% per annum. Commencing on December 1, 2024 and continuing for two years, interest-only payments are due monthly. Commencing on November 1, 2026, monthly payments of interest and principal are due until October 15, 2029 (the “Maturity Date”) with two options to extend the Maturity Date one year each if certain conditions are met. The Servbank Note Payable is guaranteed by the Company and requires certain convenants to be met on a semiannual basis beginning on December 31, 2025.

The proceeds from the Servbank Note Payable, less closing costs, were used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh, the Company’s CEO, who funded the purchase of the Midtown III property in exchange for OP Units. With this redemption, Mr. Karsh’s total OP Unit holdings were reduced from 3,036,831 to 1,651,695.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: October 17, 2024